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                                                                   Exhibit 12.01

                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.

RATIOS OF CONSOLIDATED EARNINGS TO TOTAL FIXED CHARGES AND CONSOLIDATED EARNINGS TO TOTAL FIXED CHARGES AND PREFERENCE DIVIDENDS

                                                           Six Months Ended
                                                                June 30,                       Year Ended December 31,
                                                         ------------------     ---------------------------------------------------
(In millions)                                              2003         2002     2002     2001        2000        1999        1998
-------------                                              ----         ----     ----     ----        ----        ----        ----
EARNINGS                                                 $(1,596)     $  568    $1,068   $  341      $1,418      $1,235      $1,475
ADD:
FIXED CHARGES
   Interest expense                                          136         131       265      295         250         219         216
   Interest factor attributable to rentals                    39          36        73       72          67          61          54
   Interest credited to contractholders                      557         515     1,048    1,050         964       1,071       1,376
                                                         -------      ------    ------   ------      ------      ------      ------
TOTAL FIXED CHARGES                                          732         682     1,386    1,417       1,281       1,351       1,646


EARNINGS, AS DEFINED                                     $  (864)     $1,250    $2,454   $1,758      $2,699      $2,586      $3,121
                                                         -------      ------    ------   ------      ------      ------      ------
RATIOS
   Consolidated earnings, as defined, to total fixed
      charges                                                 NM  [1]    1.8       1.8   1.2 [2]        2.1         1.9        1.9
   Consolidated earnings, as defined, to total
      fixed charges and preference dividends [3]              NM  [1]    1.8       1.8   1.2 [2]        2.1         1.9        1.9
   Deficiency of consolidated earnings to total
      fixed charges and preference dividends             $ 2,328          --        --       --          --          --         --


[1] NM: Not meaningful

[2] For 2001, the calculation of the ratios of consolidated earnings to total fixed charges and of consolidated earnings to total fixed charges and preference dividends reflect before-tax losses of $678 million relating to the terrorist attack on September 11, 2001.

[3] We had no dividends on preferred stock for the years 1998 to 2002 or for the six months ended June 30, 2003 or 2002.

[4] Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to total fixed charges and preference dividends. This amount includes a before-tax charge of $2.6 billion related to the Company's 2003 asbestos reserve addition.